SUB-ITEM 77I - TERMS OF NEW OR AMENDED SECURITIES

The Registrant's Board of Trustees, at its July 2002 meeting, agreed that the Registrant's current $12,000,000 6.93% Fixed Rate Senior Convertible Note due July 2002 (the "Note") continues to be in the Registrant's best interests. The Board also concluded that an attractive interest rate environment might allow an amendment or refinancing of such indebtedness at lower interest rates. Accordingly, the Board instructed the Registrant's investment adviser to investigate the possibility of replacing the Registrant's Note with lower cost debt.

The Registrant's investment adviser requested quotes on such a refinancing from several financial institutions, including Massachusetts Mutual Insurance Company ("MassMutual") an affiliated person of the Registrant's investment adviser and current lender under the Note. The Registrant's independent trustees evaluated those quotes at their October 2001 meeting and determined MassMutual's quote to be the most competitive quote. Accordingly, the Registrant's independent trustees authorized the Registrant to amend the existing Note with MassMutual to reflect a 5.80% rate of interest and maturity date of December 13, 2011.